Exhibit 1

PRESS RELEASE

Cyren Reports 2016 Third Quarter Financial Results

- - -

Quarterly Revenue Up 14% Year Over Year

McLean, Va. – November 15, 2016 – Cyren (NASDAQ: CYRN) today announced its third quarter 2016 financial results for the period ending September 30, 2016.

“Cyren continued its strong momentum from the second quarter to deliver very solid third quarter results, translating to 14% year-over-year revenue growth, and the fifth straight quarter of increasing revenue,” said Lior Samuelson, CEO and Chairman of the Board at Cyren. “Our investments in our enhanced cloud platform and sales and marketing are starting to have a significant impact as we receive more orders from enterprise customers for our SaaS security products, Cyren WebSecurity (CWS) and Cyren EmailSecurity (CES). Our embedded Threat Intelligence Services continue to generate a steady, reliable revenue stream and provide a massive amount of cyber-threat data, which improves our detection and prevention for all of our partners and enterprise customers.”

In recent months, Cyren continued to demonstrate its leadership in the detection of advanced and unknown malware. The company was among the first to detect a new phishing attack variant that originated in the form of a Bitcoin-related pay-per-click advertising link using Google Adwords. The Cyren Security Lab continues to track Locky ransomware – identifying new encrypted downloads, new distribution methods (Microsoft Word macros and SWF files), and new payload delivery methods (executable malware and javascript). See more details on the Cyren blog at http://blog.cyren.com.

Cyren also released a special online Web Security Diagnostic tool. Designed for use by SMB and enterprise prospects, the tool allows web site visitors to easily check the efficacy of their existing web security solution in less than 30 seconds. The free online diagnostic tool tests for vulnerability to six common attack methods used by hackers to penetrate an organization’s protection.

Third Quarter 2016 Financial Highlights:

●	Revenues for the third quarter of 2016 were $7.9 million, up 14% from $6.9 million for the third quarter of 2015, and an increase from $7.6 million for the second quarter of 2016. Q3 2016 represents the fifth successive quarter of revenue growth for Cyren.

●	Revenues for the nine months ended September 30, 2016 were $22.9 million compared to $20.7 million for the first nine months of 2015, representing an increase of 11% year over year.

●	GAAP net loss for the third quarter of 2016 was $1.0 million, compared to a net loss of $1.3 million in the third quarter of 2015.

●	GAAP net loss for the nine months ended September 30, 2016 was $3.3 million, compared to $3.6 million for the first nine months of 2015.

●	GAAP loss per basic and diluted share for the third quarter of 2016 was $0.02, compared to a loss of $0.04 for the third quarter of 2015.

●	Non-GAAP net loss for the third quarter of 2016 was $0.8 million, compared to a Non-GAAP net loss of $1.3 million for the third quarter of 2015.

●	Non-GAAP loss per basic and diluted share was $0.02 for the third quarter of 2016, compared to a Non-GAAP loss of $0.04 in third quarter of 2015.

●	Operating cash flow during the third quarter was $0.4 million, compared to operating cash flow of $0.6 million in the third quarter of 2015, and cash used by operating activities of $0.2 million during the second quarter of 2016.

●	Net cash usage during the third quarter was $0.5 million, compared to net cash usage of $1.1 million during the second quarter of 2016.

●	Cash balance as of September 30, 2016 was $12.4 million, compared to $13.0 million as of June 30, 2016. The company continues to have no debt.

For information regarding the non-GAAP financial measures discussed in this release, please see "Use of Non-GAAP Financial Measures" and "Reconciliation of Selected GAAP Measures to Non-GAAP Measures."

Recent Business Highlights:

●	During the third quarter, the company released version 3.1 of Cyren WebSecurity, including improvements to SSL inspection and usability. The new release allows customers to whitelist certain categories of HTTPS traffic from inspection to ensure that employee privacy concerns are addressed. In addition, a number of enhancements were delivered around user reporting, end user block pages and emails, and Active Directory integration.

●	Cyren renewed several large-scale customer contracts, including a multi-year, multi-million dollar renewal with one of its largest customers using Cyren’s Threat Intelligence Services.

●	Cyren expanded its global reach, establishing a multi-year distribution agreement with Jiransoft, a fast growing partner in South Korea. Jiransoft will resell Cyren’s Threat Intelligence Services throughout South Korea, China, Taiwan and Japan.

●	To meet growing demand for cloud-based internet security services, Cyren has opened a new office outside of London, UK. The office will provide a focus for Cyren’s EMEA sales and marketing efforts, complementing the company’s security R&D labs in Germany and Israel.

●	In August, Cyren released its Q3 Cyberthreat Report that highlighted the increasing importance of phishing – which has become the industry’s number one cybersecurity threat. The report identifies some of the most important trends in the evolution of phishing, including the best ways to stay protected from attacks. The Cyren Q3 Cyberthreat Report report can be downloaded by visiting http://pages.cyren.com/201608_Phishing_ThreatReport_LP.html.

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●	Cyren‘s newly-released online web security diagnostic tool for SMBs and enterprise customers provides a free online test and downloadable report to analyze some of the most common web security gaps and vulnerabilities. The test, which can be run in less than 30 seconds from any web browser, checks whether the user’s current web security solution allows the user to download common viruses, zipped viruses, or viruses over SSL, and whether the user is allowed to communicate with botnets, phishing sites, and anonymizer sites. Cyren’s web security diagnostic tool can be accessed at: http://www.cyren.com/security-test.html.

●	Throughout the fourth quarter, Cyren is scheduled to participate in several investor conferences, including the 7th Annual Craig-Hallum Alpha Select Conference (November 16), the 13th Annual Imperial Capital Security Investor Conference (December 8), and the 2016 Cowan and Company Networking and Cybersecurity Summit (December 13-14). Visit the investor relations section of Cyren’s website for more details.

Financial Results Conference Call:

The company will host a conference call at 10 a.m. Eastern Time (5 p.m. Israel Time) on Tuesday, November 15, 2016.

US Dial-in Number:	1-877-397-0286
Israel Dial-in Number:	1-80-925-8243
International Dial-in Number:	1-719-325-4751

The call will be simultaneously webcast live on the investor relations section of Cyren’s website at www.cyren.com/ir.html, or by using the following link: http://public.viavid.com/index.php?id=121724.

For those unable to participate in the live conference call, a replay will be available until November 29, 2016. To access the replay, the U.S. dial-in number is 1-844-512-2921 and the non-U.S. dial in number is 1-412-317-6671. Callers will be prompted for replay conference ID number 2397281. An archived version of the webcast will also be available on the investor relations section of the company's website.

About Cyren:

Cyren (NASDAQ and TASE: CYRN) protects more than 600 million users against cyber attacks and data breaches through its cloud-based web, email, mobile and endpoint security solutions. Relied upon by many of the world’s largest technology companies such as Dell, Google, McAfee and Microsoft, Cyren offers enterprise-focused security as a service solutions as well as embedded solutions for software and security providers. Cyren’s global cloud security platform processes more than 17 billion daily transactions and uses innovative zero-day protection technology to proactively block over 130 million threats each day. Learn more at www.cyren.com.

Blog: http://blog.cyren.com

Facebook: www.facebook.com/CyrenWeb

LinkedIn: www.linkedin.com/company/cyren

Twitter: www.twitter.com/CyrenInc or www.twitter.com/cyren_ir

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Use of Non-GAAP Financial Measures:

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: stock-based compensation expenses, amortization of acquired intangible assets, executive termination costs, deferred taxes and deferred revenues related to acquisitions, one-time settlement agreements, reorganization expenses, adjustments to earn-out obligations and capitalization of technology. The purpose of such adjustments is to give an indication of the company's performance exclusive of non-cash charges and other items that are considered by management to be outside of the company's core operating results. The company's non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the company's consolidated financial statements prepared in accordance with GAAP.

Company management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate the business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The company believes this adjustment is useful to investors as a measure of the ongoing performance of the business. The company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand the company's current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

This press release contains forward-looking statements, including projections about the company's business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available at the time of the press release and the company assumes no obligation to update any of them. The statements in this press release are not guarantees of future performance and actual results could differ materially from current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact
Mike Myshrall, CFO
Cyren
+1.703.760.3320
mike.myshrall@cyren.com

Israel Investor Contact

Iris Lubitch

SmarTeam

+972.54.2528007

iris@smartteam.co.il

Media Contact
Matthew Zintel
Zintel Public Relations
+1.281.444.1590
matthew.zintel@zintelpr.com

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CYREN LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues	$7,902	$6,934	$22,872	$20,653
Cost of revenues	2,602	2,136	6,924	6,304
Gross profit	5,300	4,798	15,948	14,349

Operating expenses:
Research and development, net	2,091	2,166	6,512	6,674
Sales and marketing	2,618	2,094	7,559	6,533
General and administrative	1,515	1,895	4,983	4,604
Adjustment of earn-out obligation	-	-	-	(77)
Total operating expenses	6,224	6,155	19,054	17,734
Operating loss	(924)	(1,357)	(3,106)	(3,385)
Other income (expenses)	(2)	(6)	5	(2)
Financial expense, net	(68)	(92)	(201)	(375)
Loss before taxes	(994)	(1,455)	(3,302)	(3,762)
Tax benefit (expense)	19	125	(7)	114
Net loss	$(975)	$(1,330)	$(3,309)	$(3,648)

Loss per share - basic	$(0.02)	$(0.04)	$(0.08)	$(0.11)
Loss per share - diluted	$(0.02)	$(0.04)	$(0.08)	$(0.11)
Weighted average number of shares outstanding:
Basic	39,132	35,205	39,125	32,696
Diluted	39,132	35,205	39,125	32,696

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CYREN LTD.

RECONCILIATION OF SELECTED GAAP MEASURES TO NON-GAAP MEASURES

(in thousands of U.S.dollars, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited
GAAP operating loss	$(924)	$(1,357)	$(3,106)	$(3,385)
Stock-based compensation (1)	250	251	747	784
Amortization of intangible assets (2)	784	402	2,018	1,170
Adjustment to earn-out liabilities (3)	-	-	-	(77)
Executive terminations (5)	30	-	87	-
Adjustment to deferred revenues (6)	-	42	66	127
Settlement agreements (7)	-	-	-	(628)
Capitalization of technology (8)	(839)	(557)	(2,245)	(1,062)
Non-GAAP operating loss	$(699)	$(1,219)	$(2,433)	$(3,071)
GAAP net loss	$(975)	$(1,330)	$(3,309)	$(3,648)
Stock-based compensation (1)	250	251	747	784
Amortization of intangible assets (2)	797	402	2,046	1,170
Adjustment to earn-out liabilities (3)	-	-	-	(29)
Amortization of deferred tax assets (4)	(66)	(82)	(216)	(247)
Executive terminations (5)	30	-	87	-
Adjustment to deferred revenues (6)	-	42	66	127
Settlement agreements (7)	-	-	-	(628)
Capitalization of technology (8)	(839)	(571)	(2,276)	(1,082)
Non-GAAP net loss	$(803)	$(1,288)	$(2,855)	$(3,553)
GAAP loss per share (diluted)	$(0.02)	$(0.04)	$(0.08)	$(0.11)
Stock-based compensation (1)	0.00	0.01	0.02	0.02
Amortization of intangible assets (2)	0.02	0.01	0.05	0.04
Adjustment to earn-out liabilities (3)	0.00	0.00	0.00	0.00
Amortization of deferred tax assets (4)	(0.00)	0.00	(0.00)	(0.01)
Executive terminations (5)	0.00	0.00	0.00	0.00
Adjustment to deferred revenues (6)	0.00	0.00	0.00	0.00
Settlement agreements (7)	0.00	0.00	0.00	(0.02)
Capitalization of technology (8)	(0.02)	(0.02)	(0.06)	(0.03)
Non-GAAP loss per share (diluted)	$(0.02)	$(0.04)	$(0.07)	$(0.11)
Numbers of shares used in computing non-GAAP loss per share (diluted)	39,132	35,205	39,125	32,696

(1) Stock-based compensation
Cost of revenues	$24	$15	$51	$48
Research and development	77	73	243	210
Sales and marketing	47	63	153	199
General and administrative	102	100	300	327
	$250	$251	$747	$784
(2) Amortization of intangible assets
Cost of revenues	$596	$208	$1,452	$587
Sales and marketing	188	194	566	583
Financial expenses, net	13	-	28	-
	$797	$402	$2,046	$1,170
(3) Adjustment to earn-out liabilities
General and administrative	$-	$-	$-	$(77)
Financial expenses, net	-	-	-	48
	$-	$-	$-	$(29)
(4) Amortization of deferred tax assets
Tax benefit (expense)	$(66)	$(82)	$(216)	$(247)
	$(66)	$(82)	$(216)	$(247)
(5) Executive terminations
Sales and marketing	$30	$-	$87	$-
	$30	$-	$87	$-
(6) Adjustment to deferred revenues
Revenues	$-	$42	$66	$127
	$-	$42	$66	$127
(7) Settlement agreements
General and administrative	$-	$-	$-	$(628)
	$-	$-	$-	$(628)
(8) Capitalization of technology
Research and development	$(839)	$(557)	$(2,245)	$(1,062)
Financial expenses, net	-	(14)	(31)	(20)
	$(839)	$(571)	$(2,276)	$(1,082)

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CYREN LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	September 30,	December 31,
	2016	2015
	Unaudited	Audited
Assets
Current Assets:
Cash and cash equivalents	$12,438	$16,379
Trade receivables, net	3,685	3,849
Prepaid expenses and other receivables	1,009	949
Total current assets	17,132	21,177

Lease deposits	340	79
Severance pay fund	641	700
Property and equipment, net	2,251	2,321
Goodwill and intangible assets, net	30,840	30,128
Total long-term assets	34,072	33,228

Total assets	$51,204	$54,405

Liabilities and Shareholders’ Equity
Current Liabilities:
Credit line	$-	$4,169
Trade payables	653	603
Employees and payroll accruals	2,284	2,500
Accrued expenses and other liabilities	719	764
Earn-out consideration	2,411	2,346
Deferred revenues	5,049	3,269
Total current liabilities	11,116	13,651

Deferred revenues	2,387	824
Deferred tax liability	1,488	1,627
Accrued severance pay	820	824
Other liabilities	134	131
Total long-term liabilities	4,829	3,406

Shareholders’ equity	35,259	37,348
Total liabilities and shareholders’ equity	$51,204	$54,405

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CYREN LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA

(in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from operating activities:
Net loss	$(975)	$(1,330)	$(3,309)	$(3,648)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss on disposal of property and equipment	-	5	3	5
Depreciation	312	333	955	982
Stock-based compensation	250	251	747	784
Amortization of intangible assets	797	401	2,046	1,169
Accrued interest, accretion of discount and exchange rate differences on credit line	-	1	(19)	66
Accretion and change in fair value of earn-out consideration, net	-	-	-	(29)
Deferred taxes, net	(57)	(64)	(177)	(188)

Changes in assets and liabilities:
Trade receivables	19	67	117	1,010
Prepaid expenses and other receivables	318	620	(45)	(469)
Change in long-term lease deposits	(33)	-	(261)	(133)
Trade payables	67	(229)	13	(8)
Employees and payroll accruals, accrued expenses and other liabilities	(380)	114	(266)	(578)
Deferred revenues	97	388	3,344	(219)
Accrued severance pay, net	13	7	55	49
Other long-term liabilities	-	-	(3)	-
Net cash provided by (used in) operating activities	428	564	3,200	(1,207)

Cash flows from investing activities:

Proceeds from sale of property and equipment	-	5	-	5
Capitalization of technology	(839)	(571)	(2,276)	(1,082)
Purchase of property and equipment	(199)	(218)	(848)	(619)
Net cash used in investing activities	(1,038)	(784)	(3,124)	(1,696)

Cash flows from financing activities:

Proceeds from public offering, net	-	11,785	-	11,632
Proceeds from credit line	-	-	-	4,400
Repayment of credit line	-	(327)	(4,150)	(5,200)
Payment of earn-out consideration	-	(457)	-	(457)
Proceeds from options exercised	71	-	71	153
Net cash provided by (used in) financing activities	71	11,001	(4,079)	10,528
Effect of exchange rate changes on cash and cash equivalents	9	14	62	(23)
Increase (decrease) in cash and cash equivalents	(530)	10,795	(3,941)	7,602
Cash and cash equivalents at the beginning of the period	12,968	7,870	16,379	11,063
Cash and cash equivalents at the end of the period	$12,438	$18,665	$12,438	$18,665

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